Exhibit 3.28

CERTIFICATE OF INCORPORATION

OF

SUSSER FINANCE CORPORATION

The undersigned incorporator, for the purpose of incorporating or organizing a corporation under the General Corporation Law of the Sate of Delaware (the “GCL”), does hereby certify that:

FIRST: The name of the Corporation is SUSSER FINANCE CORPORATION (hereinafter the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1000 shares of Common Stock, par value $0.01 per share.

FIFTH: The name and the mailing address of the incorporator are as follows:

Name	Mailing Address
Jennifer W. Richards	Morgan, Lewis & Bocklus LLP 101 Park Avenue New York, New York 10178

SIXTH: Elections of directors need not be by ballot unless the By-Laws of the Corporation shall so provide.

SEVENTH: The Board of Directors of the Corporation may make By-Laws and from time to time may alter, amend or repeal By-Laws.

EIGHTH: No person who is or was a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director unless and only to the extent that such director is liable (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the GCL or any amendment thereto or successor provision thereto or (d) or any transaction from which the director derived an improper personal benefit. This article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this article becomes effective. No amendment to, repeal or adoption of any provision of the certificate of incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH: Each person who at any time is or was an officer or director of the Corporation and is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding to the full extent permitted by Section 145 of the GCL. The foregoing right of indemnification shall in no way be deemed exclusive of any other rights of indemnification to which such officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

IN WITNESS WHEREOF, has duly executed this Certificate of Incorporation on December 9, 2005

/s/ Jennifer W. Richards
Name: Jennifer W. Richards Title: Sole Incorporator